VIA EDGAR

November 16, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Mimecast Limited

Registration Statement on Form F-1 (SEC File No. 333-207454)

Dear Ms. Jacobs:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Mimecast Limited that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern time, on November 18, 2015 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed 4,853 copies of the Preliminary Prospectus dated November 6, 2015 (the “Preliminary Prospectus”) through the date hereof, zero to prospective underwriters, 15 to dealers, 818 to institutions and 4,020 to others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature pages follow.)

Very truly yours,

GOLDMAN, SACHS & CO.

BARCLAYS CAPITAL INC.

As Representatives of the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

Signature Page – Underwriters’ Acceleration Request

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

Signature Page – Underwriters’ Acceleration Request